SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*

Carpenter Technology Corporation

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

144285 10 3

(CUSIP Number)

Thomas O. Hicks

Hicks Holdings LLC

100 Crescent Court, Suite 1200

Dallas, Texas 75201

(214) 615-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 144285 10 3		Schedule 13D

1.	Names of Reporting Persons Thomas O. Hicks

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,340,820

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,340,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,340,820

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 144285 10 3		Schedule 13D

1.	Names of Reporting Persons HHEP-Latrobe GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 408,719

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 408,719

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,719

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 144285 10 3		Schedule 13D

1.	Names of Reporting Persons HHEP-Latrobe GP, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 408,719

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 408,719

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,719

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 144285 10 3		Schedule 13D

1.	Names of Reporting Persons HEP Partners LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 408,719

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 408,719

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,719

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 144285 10 3		Schedule 13D

1.	Names of Reporting Persons HHEP-Latrobe, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 408,719

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 408,719

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,719

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.8%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 is being filed on behalf of Thomas O. Hicks, a citizen of the United States of America (“Mr. Hicks”), HHEP-Latrobe GP, L.L.C., a Delaware limited liability company (“Latrobe GP”), HHEP-Latrobe GP, L.P., a Delaware limited partnership (“Latrobe LP”), HEP Partners LLC, a Delaware limited liability company (“HEP Partners”), and HHEP-Latrobe, L.P., a Delaware limited partnership (“HHEP-Latrobe”) (each a “Reporting Person”, and collectively, the “Reporting Persons”) to amend the Schedule 13D that was originally filed on March 16, 2012 (the “Schedule 13D”), relating to the common stock, par value $5.00 per share (the “Common Stock”), of Carpenter Technology Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends and restates Item 5 as set forth below.

Item 5.	Interest in Securities of the Issuer.

The beneficial ownership percentages set forth below in each case are based on the total number of outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed on November 2, 2012.  The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

On or before December 13, 2012, there was a distribution of 3,107,927 shares of the Issuer’s Common Stock owned directly by HHEP-Latrobe to individuals and/or entities entitled to receive the shares in accordance with the HHEP-Latrobe fund formation documents.

Thomas O. Hicks.  Mr. Hicks may be deemed to beneficially own 1,340,820 shares, or 2.5% of the Issuer’s common stock.  Specifically, Mr. Hicks, individually or through one or more investment vehicles, may be deemed to beneficially own 932,101 shares of the Issuer’s common stock (the “Hicks Shares”).  Mr. Hicks has shared power to vote or direct the voting of, and to dispose of or direct the disposition of, all of the Hicks Shares that may be deemed to be beneficially owned by him.

In Addition, Mr. Hicks, as the sole member of Latrobe GP, which is the sole general partner of Latrobe LP, which is the sole general partner of HHEP-Latrobe, may be deemed to beneficially own 408,719 shares of the Issuer’s Common Stock (for purposes of this paragraph, the “HHEP Shares”).  Furthermore, as the manager of HEP Partners, which is the investment manager of HHEP-Latrobe, Mr. Hicks may be deemed to beneficially own the HHEP Shares.  Mr. Hicks has shared power with Latrobe GP, Latrobe LP, HEP Partners and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the HHEP Shares that may be deemed to be beneficially owned by him.  399,035 of the 408,719 HHEP Shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations.

Mr. Hicks disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that Mr. Hicks is the beneficial owner of the securities for purposes of Section 13 or Section 16 of the Exchange Act, or for any other purpose.

Latrobe GP.  Latrobe GP, as the sole general partner of Latrobe LP, which is the sole general partner of HHEP-Latrobe, may be deemed to beneficially own 408,719 shares, or 0.8%, of the Issuer’s Common Stock.  Latrobe GP has shared power with Mr. Hicks, Latrobe LP, HEP Partners and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.  399,035 of the 408,719 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations.

Latrobe LP.  Latrobe LP, as the sole general partner of HHEP-Latrobe, may be deemed to beneficially own 408,719 shares, or 0.8%, of the Issuer’s Common Stock. Latrobe LP has shared power with Mr. Hicks, Latrobe GP, HEP Partners and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.  399,035 of the 408,719 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations.

HEP Partners.  HEP Partners has been authorized by Latrobe LP, the sole general partner of HHEP-Latrobe, to manage, operate and control the investment and trading activities of HHEP-Latrobe, subject to Latrobe LP’s supervision, as investment manager.  HEP Partners has shared power with Mr. Hicks, Latrobe GP, Latrobe LP and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.  399,035 of the 408,719 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations.

HHEP-Latrobe.  HHEP-Latrobe directly owns 408,719 shares, or 0.8%, of the Issuer’s Common Stock.  These shares of Common Stock were issued in the Merger in exchange for shares of Latrobe Metals capital stock that Toolrock held immediately prior to the Merger, which Toolrock distributed to the members of Toolrock, including HHEP-Latrobe, shortly after the Merger.  HHEP-Latrobe has shared power with Mr. Hicks, Latrobe GP, Latrobe LP and HEP Partners to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.  399,035 of the 408,719 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations.

Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past 60 days by any of the Reporting Persons.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by, this Schedule 13D.

On December 13, 2012, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 13th day of December, 2012.

/s/ Thomas O. Hicks
Thomas O. Hicks

HHEP-LATROBE GP, L.L.C.

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Sole Member

HHEP-LATROBE GP, L.P.

	By:	HHEP-Latrobe GP, L.L.C.
	Its:	General Partner

	By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Sole Member

HEP PARTNERS LLC

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Manager

HHEP-LATROBE, L.P.

	By:	HHEP-Latrobe GP, L.P.
	Its:	General Partner

		By:	HHEP-Latrobe GP, L.L.C.
		Its:	General Partner

		By:	/s/Thomas O. Hicks
Thomas O. Hicks
Sole Member